Morgan, Lewis & Bockius LLP                                         MORGAN LEWIS
1701 Market Street
Philadelphia, PA  19103-2921
Tel:  215.963.5000
Fax:  215.963.5001
www.morganlewis.com


September 11, 2015


FILED AS EDGAR CORRESPONDENCE

Marianne Dobelbower, Esq.
Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re: Winton Diversified Opportunities Fund N-2 Filing (File Nos. 333-201801 and 811-23028)
     ---------------------------------------------------------------------------

Dear Mses. Dobelbower and Fettig:

On behalf of our client, Winton Diversified Opportunities Fund (the "Fund"), this letter responds to the comments of the Securities and Exchange Commission (the "SEC") staff (the "Staff") on Pre-Effective Amendment No. 1 ("Pre-Effective Amendment No. 1") to the Fund's Registration Statement on Form N-2 (the "Registration Statement"), which you provided to me on July 10, 2015 and August 27, 2015. Pre-Effective Amendment No. 1 was filed with the SEC on May 14, 2015 to respond to Staff comments on the Registration Statement and to make certain other changes. Below, we have briefly summarized the Staff's comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in Pre-Effective Amendment No. 1.

COMMENTS ON THE PROSPECTUS

FRONT  COVER  (PAGES  1-3):

1. COMMENT. If appropriate, please include a statement describing the tendency of closed-end fund shares to trade frequently at a discount from net asset value and the risk of loss this creates for investors purchasing shares in a closed-end fund's initial public offering, in accordance with
     Item 1(i) of Form N-2.

     RESPONSE. The Fund does not believe that including such disclosure would provide relevant information to shareholders because the Fund's shares are not listed and do not trade on an exchange, and, therefore, are unlikely to trade frequently at a discount to net asset value. All purchases of the Fund's shares by investors and repurchases of its shares by the Fund will be conducted at net asset value.

SUMMARY OF FUND FEES AND EXPENSES (PAGES 13-14):

2. COMMENT. Please confirm supplementally that the Example assumes reinvestment of all dividends and distributions at net asset value.

     RESPONSE. The Fund confirms that the Example assumes reinvestment of all dividends and distributions at net asset value.

3. COMMENT. Since the Incentive Fee is estimated to be 0.00% for the Fund's first fiscal year, please reflect this in the fee table.

     RESPONSE. The Incentive Fee is not estimated to be 0.00% for the Fund's first fiscal year. Rather, the Incentive Fee is not reflected in the fee table because the Incentive Fee is prospective in nature, and, therefore, there is no guarantee that the Fund will pay the Adviser the Incentive Fee during its first fiscal year. Therefore, the "20.00%" previously reflected in the fee table has been replaced by a "-" and related disclosure has been added to the accompanying footnote.

4.   COMMENT. Please delete the following four rows from the fee table:
     "Management Fees of the Fund," "Management Fees of the Subsidiary," "Incentive Fees of the Fund" and "Incentive Fees of the Subsidiary."

     RESPONSE. The requested changes have been made.

5. COMMENT. If the fees waived and expenses reimbursed by the Adviser pursuant to the contractual expense limitation agreement may be recouped by the Adviser, please disclose the circumstances under which they may be recouped. If they are not subject to recoupment, consider disclosing as such.

     RESPONSE. The contractual expense limitation agreement does not provide for recoupment of fees waived and expenses reimbursed by the Adviser. The Fund respectfully has determined to omit the suggested disclosure because recoupment by the Adviser of fees waived and expenses reimbursed is not mentioned elsewhere in the Registration Statement.

6. COMMENT. Fund and Subsidiary organization and initial offering costs are not included in the fee table. Please confirm supplementally that such costs are not included in the fee table because the Adviser is paying all such costs.

     RESPONSE. The Fund confirms that the Adviser is paying the organizational and initial offering costs, and, therefore, these expenses are not included in the fee table.

7. COMMENT. The Fund's "Leverage Risk" disclosure notes that the Fund may use leverage, including through borrowings. Please include interest expenses arising from such borrowings in the fee table, or confirm supplementally that such expenses are not included because no such expenses are estimated for the Fund's first fiscal year.

     RESPONSE. The Fund confirms that interest payments on borrowed funds are not included in the fee table because no such expenses are estimated for the Fund's first fiscal year.

8. COMMENT. Since the Fund may invest in exchange traded funds as a principal investment strategy, please confirm supplementally that Acquired Fund Fees and Expenses are not estimated to exceed 0.01% of the Fund's average net assets and are included in the Fund's "Other Expenses." In the alternative, if the Fund's Acquired Fund Fees and Expenses are estimated to exceed 0.01% of the Fund's average net assets, please include a separate entry disclosing the Fund's Acquired Fund Fees and Expenses in accordance with Instruction 10 to Item 3.1 of Form N-2.

     RESPONSE. The Fund confirms that Acquired Fund Fees and Expenses are estimated to be 0.00% of the Fund's average net assets for its first fiscal year and, therefore, are not included in the Fund's "Other Expenses".

9. COMMENT. Please confirm supplementally the amount of gross proceeds used to estimate expenses provided in the fee table.

     RESPONSE. The amount of gross proceeds used to estimate expenses provided in the fee table is $25,000,000.

10. COMMENT. Pursuant to Item 3.1 of Form N-2, please recalculate the expense example based on a $1,000 investment rather than a $10,000 investment and otherwise in accordance with Form N-2.

     RESPONSE. The Fund confirms that the expense example has been recalculated based on a $1,000 investment rather than a $10,000 investment. The Fund confirms that it believes that the expense example otherwise has been calculated in conformance with Form N-2. Additional disclosure has been added to note that the expense example assumes the payment by the Fund of an Incentive Fee while the fee table does not.

INVESTMENT OBJECTIVE, STRATEGIES AND POLICIES (PAGES 16-18):

11. COMMENT. Please disclose the types of criteria that the Program uses to determine which securities will be included in the Fund's portfolio. If appropriate, provide examples.

     RESPONSE. The disclosure under the heading "Investment Objective, Strategies and Policies - Investment Strategy" has been revised in response to this comment.

12. COMMENT. The first paragraph under the heading "Investment Objective, Strategies and Policies - Investment Strategy" states that the Fund will invest in "equity securities (including common stocks of companies of any market capitalization, depositary receipts and exchange traded funds)" and "derivatives linked to such securities (including swaps and equity index futures)." Please confirm supplementally that the prospectus contains all relevant disclosure relating to the equity-linked derivatives in which the Fund will invest, or revise the disclosure as appropriate.

     RESPONSE. The Fund confirms that it believes that the prospectus contains all relevant disclosure relating to the equity-linked derivatives in which the Fund will principally invest.

RELATED PERFORMANCE DATA OF COMPARABLE ACCOUNTS (PAGES 31-36):

13. COMMENT. The second paragraph states that "The manner in which the performance was calculated for the Comparable Accounts differs from that of registered investment companies such as the Fund." Please disclose the methodology that was used to calculate the performance of the Comparable Accounts.

     RESPONSE. The requested change has been made.

14. COMMENT. Please confirm supplementally that the performance does not exclude any substantially similar accounts managed by the Adviser.

     RESPONSE. The Adviser confirms that the performance does not exclude any substantially similar accounts managed by the Adviser.

15. COMMENT. Please confirm supplementally that the net returns of the Comparable Accounts provided in the tables are net of all fees and expenses, including sales loads, or revise the disclosure to include performance net of all fees and expenses.

     RESPONSE. The net returns of the Comparable Accounts provided in the tables are net of all fees and expenses.

16. COMMENT. Please explain supplementally why the HRFX Global Hedge Fund Index (the "Index") is an appropriate benchmark for the Comparable Accounts.

     RESPONSE. The Index is a broad-based index designed to be representative of the overall composition of the hedge fund universe and is comprised of hedge funds that employ a broad array of strategies. The Adviser manages the Comparable Accounts and will manage the Fund by using a broad array of strategies also used by such hedge funds, and the Adviser believes that the strategies captured by the Index broadly reflect the strategies used to manage the Comparable Accounts and to be used to manage the Fund. It is noteworthy that the Fund, as a closed-end fund, is not subject to the same restrictions on investments in illiquid assets as an open-end fund and has more flexibility than an open-end fund to use less liquid hedge fund strategies. In this regard, the Adviser believes the Index is an appropriate benchmark index for the Comparable Accounts and the Fund.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

17. COMMENT. Please confirm supplementally that the Adviser has agreed to pay all organization and initial offering costs of the Fund and Subsidiary, and not just such costs incurred as of the date of the seed financial statement audit.

     RESPONSE. The Adviser has confirmed it has agreed to pay all organization and initial offering costs of the Fund and Subsidiary, and not just such costs incurred as of the date of the seed financial statement audit.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Fund's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Fund will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese
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David W. Freese